

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 29, 2020

Mike McKeever
President and Chief Executive Officer
Carvana Receivables Depositor LLC
1930 West Rio Salado Parkway
Tempe, AZ 85281

> **Re: Carvana Receivables Depositor LLC**
> **Registration Statement on Form SF-3**
> **Filed July 2, 2020**
> **File No. 333-239650**

Dear Mr. McKeever,

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus and that finalized agreements will be filed and made part of the registration statement no later than the date of the final prospectus, including the organizational documents for the issuing entity and the unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

2. Please review capitalized terms throughout your registration statement to ensure that they are defined. For example, we note that "Noteholder" and "Principal Distribution Amount" have not been defined.

Form of Prospectus

Forward-Looking Statements, page ii

3. Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

Prospectus Summary

Transaction Overview, page 2

4. In the definition of "Receivables," please specify the types of motor vehicle receivables that will constitute the pool assets.

The Receivables – Asset Representations Review, page 3

5. We note your disclosure that the asset representations reviewer will conduct a review if the delinquency trigger is met and "a majority of the investors vote to direct a review of certain Receivables." This implies that a majority of all investors are required to vote to direct the review. The voting procedures described on page 90 of the form of prospectus provide that a majority of votes cast is required to initiate the review once a 5% quorum is attained. Please revise your disclosure here to clarify the requisite number of votes required to initiate a review.

Revolving Period, page 4

6. Please confirm that the Revolving Period will not extend for more than three years from the date of issuance. Refer to Item 1101(c)(3)(iii) of Regulation AB.

7. Please discuss the percentage of the asset pool and any class or series of the asset-backed securities represented by the Revolving Period. Refer to Item 1103(a)(5)(iv) of Regulation AB. Please also summarize here the requirements for assets that may be added to the pool during the Revolving Period. Refer to Item 1103(a)(5)(vi) of Regulation AB.

Credit Enhancement, page 4

8. Please revise here to include summary disclosure of all of the credit enhancement options contemplated by the section entitled "Credit Enhancement" beginning on page 70 of your form of prospectus. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Events of Default and Acceleration – [Interest Rate [Swaps][Caps], page 7

9. We note that this disclosure regarding the use of interest rate swaps and/or caps appears to be out of place as it seems that these are intended as a credit enhancement option. Please advise or revise.

Risk Factors

"Carvana's proprietary scoring system may not perform as expected…," page 13

10. We note your risk factor regarding the performance of Carvana's proprietary scoring system. Please clarify how Carvana's Verification Process, as described on page 34 of your prospectus, fits into this perceived risk.

Use of Proceeds, page 64

11. Please provide a statement as to whether the proceeds from the sale of the offered notes would be used to cover the selection and acquisition of the pool assets. Additionally, please clarify whether the debt payments discussed in the last sentence would be limited to the parties identified and be used only in relation to the specific transaction, or whether the proceeds could be used to service other general debt as well, including debt unrelated to the specific transaction. Refer to Item 1107(j) of Regulation AB.

Credit Enhancement

Cash Advances, Deposits or Letters of Credit, page 71

12. Please provide further detail, to the extent known or knowable, about how the depositor plans to use these instruments as credit enhancements. As part of this discussion, please explain how each instrument would ensure the timely flow of payments and how they would ensure that pool assets would pay in accordance with their terms. Refer to Item 1114(a) of Regulation AB.

Insurance Policy from a Monoline Financial Guarantor, page 71

13. We note your disclosure that "[t]he monthly insurance premiums to be paid to the monoline insurer, any unreimbursed draws made by the monoline insurer under the Policy and any other unpaid amounts owed to the monoline insurer under the insurance agreement will be paid from the monthly distributions of the Issuing Entity." Please explain how these payments affect the distribution date payments described beginning on page 74 and elsewhere in your form of prospectus, including whether the insurance premiums are only specifically withheld from the payments that would otherwise go to the Class A Noteholders who are receiving the policy coverage. Refer to Item 1114 of Regulation AB.

The Transaction Agreements

Sale and Assignment of Receivables – Repurchases [or Substitution] of Receivables, page 78

14. We note your disclosure that "the Issuing Entity will repurchase or will enforce the obligation of the Depositor under the Receivables Transfer Agreement to Repurchase." Please tell us under what scenario the issuing entity would repurchase a receivable. Additionally, please revise your disclosure to describe any repurchase obligations of the sponsor under the transaction agreements.

The Servicing Agreement and Servicing of the Receivables – Duties of the Servicer, page 79

15. Please clarify how Permitted Modifications may affect the cash flows from the assets or to the securities. Refer to Item 1111(e)(2) of Regulation AB.

Indenture – Events of Default, page 83

16. We note your disclosure in the last paragraph of page 83 regarding various noteholder consents related to the occurrence of an event of default. Please revise your disclosure to clarify that notes held by Carvana or its affiliates are not included for the purposes of calculating such votes.

Indenture – Statements to Investors, page 84

17. Please revise your list on page 85 of additional information to be made available to investors to include notices related to the termination and/or replacement of the servicer, pursuant to Section 5.2 of the form of servicing agreement filed as Exhibit 99.1 to your registration statement.

Asset Representations Review Agreement – Delinquency Trigger, page 89

18. Please remove the brackets from the definition of "Delinquent Receivable" or explain to us the need for the optionality and which alternative methodologies are contemplated.

19. In discussing comparative delinquency rates for Carvana's prior securitizations, please clarify whether the definition used to determine a delinquent receivable in the prior securitizations is the same as the definition of "Delinquent Receivable" in your form of prospectus.

Exhibits

Exhibit 4.1 – Form of Indenture

Section 6.2 – Rights of Indenture Trustee, page 45

20. Section 6.2(b) provides that "[b]efore the Indenture Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel (at the cost of the party requesting the Indenture Trustee to act or refrain from acting). The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officer's Certificate or Opinion of Counsel." If a noteholder must make a repurchase request through the indenture trustee, please revise the form of indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee's duties in connection with actions relating to asset representations reviews, repurchase requests or dispute resolution.

Section 7.5 – Noteholder Communications, page 55

21. Section 7.5 provides that "[t]he Indenture Trustee will not be required to take action in response to requests, demands or directions of a Noteholder or a Verified Note Owner, other than requests, demands or directions relating to obligations of the Indenture Trustee in connection with an Asset Representations Review Notice explicitly set forth in Section 12.2, unless the Noteholder or Verified Note Owner has offered reasonable security or indemnity reasonably satisfactory to the Indenture Trustee …." Please revise the form of indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee's duties in connection with actions relating to repurchase requests or dispute resolution.

Section 12.2 – Noteholder Demand for Asset Representations Review, page 79

22. We note the requirement in Section 12.2(d) that "[i]f Noteholders holding at least [50.01]% of the aggregate Outstanding Amount of the Notes participate in [a] vote [to commence an Asset Representations Review], and Noteholders representing a majority of the Outstanding Amount of such Notes vote for an Asset Representations Review, the Indenture Trustee will promptly send an Asset Representations Review Notice to the Asset Representations Reviewer…." However, on page 90 of your form of prospectus, you disclose that the quorum requirement for such vote is only 5% of the noteholders by outstanding principal amount of the notes. While a 5% quorum requirement is permissible, a 50.01% quorum requirement is not. Refer to General Instruction I.B.1(b)(C)(2) to Form SF-3. Please revise your form of indenture to conform to the disclosure in your form of prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Benjamin Kalish at 202-551-7361 or me at 202-551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance